OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Three Flip Studios, Inc

3900 W Alameda
Suite 1200
Burbank, CA 91505

http://www.threeflip.com/

10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000* shares of common stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 10,000 shares of common stock ($10,000)

Company	Three Flip Studios, Inc
Corporate Address	3900 W Alameda Ave #1200 Burbank, CA 91505
Description of Business	Three Flip Studios is a video game development company. With 1 published game to date and a second game coming in Q1 2018.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.00 per Share
Minimum Investment Amount (per investor)	$100.00

Perks*

$200.00+ A free key to download both of our games.

$1,500.00+ Same as above + Receive a Armed and Gelatinous poster and special thanks credit on game.

$5,000.00+ Same as above + Receive and autographed skateboard deck from the team and invite to launch party for Armed and Gelatinous.

$10,000.00+ Same as above + You will accompany us to E3 2018 as our special guest.

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Three Flip Studios, Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Three Flip Studios, Inc designs and creates video games. We currently have on game on the market that has had over 200,000 sales to date, "Influent is a language learning game set in a 3d environment based on real world observances. We are set to release our new title "Armed and Gelatinous" in Q1 of 2018, "Armed and Gelatinous" is a 4 player couch comp, that will incorporate a online multiplayer feature.

Sales, Supply Chain, & Customer Base

All sales of our game to this point are digital. We utilize the following online marketplaces Steam, Xbox, PS4, Nintendo. At this time we do not have plans to sell hard copies in store.

Competition

There are numerous game development studios and publishers in the world. We are unique as we have created and published the only language learning game in a 3d environment to date.

Liabilities and Litigation

At this time the company is not involved in any liabilities or litigation.

The team

Officers and directors

Rob Howland	Chief Executive Officer / Director
Joseph Prusakowski	Chief Technology Officer / Director
Tim Tello	Chief Operating Officer / President / Director

Rob Howland
Rob is a lifelong video game fanatic with 10 years in the game industry, having worked at such companies as Bandai Namco Entertainment America and Poppin Games Japan. After earning his Bachelor of Science in Game Art & Design, Rob went on to receive a significant grant from the Japanese Government to conduct research into gamification at the University of Tsukuba's Entertainment Computing Laboratory. This ultimately led to the development of Influent, a critically acclaimed language learning video game that has succeeded in selling over 200k units. Rob has a deep understanding of games that includes production, design, development, monetization, and much more. Rob's Work Experience - Three Flip Studios CEO 2/14- Present The Mint - Brand Manager 8/13 - Present Poppin Games Japan - Producer 7/12 - 2/13 Rate My Skate - Director/ Content Designer 4/09 - 8/12 University of Tsukuba - Research Student 4/10 - 7/12 Namco Bandai Games America QA Tester 1/10 - 3/10

Joseph Prusakowski
Joseph spent many years in the San Francisco web industry where he specialized in both front-end and back-end web design and development. A true expert in his field, Anthony holds two degrees in Interactive Media Design concentrating on both user experience and web programming languages. Joseph signed on during Influent's launch at GDC 2014 as Three Flip's Web Guru and has been with the company ever since. Along with his unique skill set, he brings his overly passionate love for all things nerdy, geeky, and above all, video games. Joseph's Work Experience - Three Flip Studios - CTO 1/14 - Present The Mint - Web Developer 1/14- Present Aqua Melon - Web Developer 4/17 - 4/17 Circle Click - Lead Developer 3/12 -5/13 Digicoal - Senior Web Developer 12/10 - 7/12 Circle Click Media - Jr. Web Developer 10/09 - 10/10

Tim Tello
Tim is an accomplished sales professional who is quickly gaining recognition in the video game industry as one of the best in business development. With a Bachelor of Science in Marketing Management, Tim brings his deep knowledge of sales and marketing to the table. Previously a Consultant for both Halliburton and Baker Hughes, Tim left the Oil Industry in 2015 due to the deflation of eroding gas prices to pursue a career in the booming video game marketplace. Tim has had the privilege to work with some of the biggest companies in the game industry including Sony, EA, King, 505, and many more. Tim's Work Experience - Three Flip Studios - COO & President 5/17 - Present Sugar Glazed Games - Co Founder 7/16 - Present Octopus Games - Head of Us Business Development 5/17 - Present Aqua Melon Marketing - VP of Business Development 1/16 - 12/17 GTL Media - Business Development Executive

1/16 - 5/17 Game Scribes - Business Development Manager 1/16 - 5/17 Baker Hughes - Consultant Upstream Process 7/12 - 10/15 Halliburton - Service Supervisor Upstream Process 4/09 - 06/12

Number of Employees: 4

Related party transactions

The three shareholders of the existing 5,000,000 issued shares have provided and been provided no interest loans with the Company. Of the $146,935 of other current assets for the year ended December 31, 217 and $97,327 for the year ended December 31, 2016, $142,585 and $97,327, respectively reflect amounts due from the three existing shareholders. The following reflects the allocation of these amounts owed by each shareholder: Shareholder Due From Amount as of December 31, 2017 Due From Amount as of December 31, 2016 Robert Howland $117,271 $80,727 Timothy Tello $7,714 $0 Joseph Prusakowski $17,600 $16,600 Total $142,585 $97,327 The $116,210 and $55,004 of long-term liabilities for the year ended December 31, 2017 and December 31, 2016, respectively, reflect amounts due to the three existing shareholders. The following reflects the allocation of these amounts owed to each shareholder: Shareholder Due To Amount as of December 31, 2017 Due To Amount as of December 31, 2016 Robert Howland $90,463 $46,339 Joseph Prusakowski $25,747 $8,665 Total $116,210 $55,004 The above related party transactions currently bear no interest and or corresponding maturity date. It is the intent of management to net these balances together and to convert any remaining balanced owed into interest-bearing notes following the first round of capital financing for the Company.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our intellectual property (games) could be ineffective and have no sales.** The Company's most valuable assets is its intellectual property. We currently have 2 titles "Influent" and "Armed and Gelatinous" as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have the intent to port Influent to mobile. We believe the most valuable component of our intellectual property portfolio is our game "Influent" and that much of the Company's current value depends on the strength of sales of the continued work on the title. The Company intends to continue to build more games in the future and build its intellectual property portfolio as we discover new technologies and marketing strategies related to video games as a whole.
- **There are many potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established game development studios who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that

competitors will not render our technology or products obsolete or that the games developed by us will be preferred to any existing or newly developed games. It should further be assumed that that competition will intensify.

- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start marketing for the initial release of our titles.** We estimate that we will require at least $1 million to commence commercial marketing of both titles. We believe that we will be able to finance the commercial marketing of the titles through early access orders and sales of current published title. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **Our financial review includes a going concern note for your review.** Our ability to continue for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations and sales to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, could raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **Any valuation at this stage is pure speculation made by the company.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this stock. If you feel the price of the stock is not in your best interest. Then you should not invest.
- **Our business projections are merely estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and games have been priced at a level that allows the company to make a profit and still attract business.
- **The Video Game Industry.** The video game industry is extremely volatile and capital intensive. It is heavily dominated by such large companies such as Electronic Arts and Activision. The industry is extremely competitive, and many talented entrepreneurs and companies have failed due to the competition having more capital, better products, better talent, and/or better ideas.
- **Software Could be Vulnerable to Hacking.** If the Company's product is compromised by hackers, it could harm the Company's customers and damage the Company's reputation which would adversely affect revenue. The Company's product was designed to protect customers and their data from hacking. If hackers are successful in defeating the security of the Company's product, it could harm our customers and damage our reputation. In such an event, that could significantly harm the business and operating results of the Company and ultimately reduce the value of your investment.
- **Marketing cost are volatile and can impact our growth and profitability.** Marketing of the Company's product and services can be done through a variety of outlets, and part of the success of the product and services may depend on such marketing efforts. However, it is difficult to predict which marketing efforts will resonate with certain consumers. Due to the volatile nature of marketing costs and the potential need to explore a variety of marketing efforts,

the Company may need to use additional funds for marketing that could impact growth and projected profitability. There is no guarantee that any of our marketing efforts will attract new consumers or game developers or publishers.

- **Investors may suffer potential loss or dissolution and termination.** In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.
- **Consumers may choose other products and services and/or technology experts may favor other products and services, and if consumers do not find the Company's product and services compelling then our projected revenue will decline.** The video game consumer base will drive our revenue and success. The video game industry is a highly speculative and competitive industry, and consumers and technology experts may be critical of the Company's product, services or business practices for a wide variety of reasons. If consumers choose other products and services and/or technology experts favor other products and services (whether by any action or inaction of the Company or our product and services), our projected revenue and business will decline. In addition, if the Company's product does not function as consumers anticipate, if consumers find products and services that are more satisfying from their perspective, and/or if consumers do not find the Company's product and services compelling to their satisfaction, consumers may choose other products and services (or otherwise elect to just not use the Company's product and services), which would have a negative impact on our business. Many of these factors are subjective and outside of the Company's control.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Robert Howland, 33.4% ownership, common stock
- Anthony Prusakowski, 33.3% ownership, common stock
- Timothy Tello, 33.3% ownership, common stock

Classes of securities

- Common Stock: 5,000,000

Common Stock

The Company is authorized to issue up to 10,000,000 shares of common stock. There are a total of 5,000,000 shares currently outstanding.

Voting Rights

The holders of shares of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any recurring revenues related to the current game development and do not anticipate doing so until we have completed the building and delivery of "Armed and Gelatinous", which we do not anticipate occurring until Q1 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 6 months without revenue generation. The largest expenditures prior to the delivery of "Armed and Gelatinous" have been costs for its development, rent, and legal and professional fees. We do not anticpate historical operations to be reflective of operations after product delivery.

Financial Milestones

The company is investing for continued growth of the brand, as is generating sizeable net income losses as a result. Management currently forecasts 2018 and 2019 revenue of $2.5 million and $5 million, respectively, and believes the company will generate positive net income beginning in Q3 of 2018.

2018 Q2-4 (Release of Armed and Gelatinous) We believe the release of this title minus the deductions of user acquisition and marketing will return a revenue of $2.5 million.

2019

Q1 Continued support of marketing of Armed and Gelatinous. Including new developed in loop monetization and downloadable content

Q2 Development of Influent on Mobile and Continued Marketing of Armed and Gelatinous. Pre marketing of Influent mobile version

Q3 Release of Influent mobile in beta form into testing countries

Q4 Full release of Influent

The company expects revenue of 2019 to be $5 Million

2020

Q1 Begin development of influent as full language learning platform

Q2 Development continues

Q3 Beta release of initial environments and levels with testing and localization support

Q4 Delivery of hard beta and intergration to Teacher Gaming analytics platform

The company expects revenue of 2020 to be $ 2.8 million as this is a development cycle year. We will continue to market the previous titles and continued development of downloadable content.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations without the continued financial contributions from its three founding shareholders. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Indebtedness

The company has an outstanding credit line with Navy Federal Credit Union for $9,828, as of December 31, 2017. The note bears interest of 10.8% per year, paid monthly in arrears, and does not mature as it is an open line of credit used for working capital. The $116,210 and $55,004 of long-term liabilities for the year ended December 31, 2017 and December 31, 2016, respectively, reflect amounts due to the three existing shareholders. The following reflects the allocation of these amounts owed to each shareholder: Shareholder Due To Amount as of December 31, 2017 Due To Amount as of December 31, 2016 Robert Howland $90,463 $46,339 Joseph Prusakowski $25,747 $8,665 Total $116,210 $55,004 The above related party transactions currently bear no interest and or corresponding maturity date. It is the intent of management to net these balances together and to convert any remaining balanced owed into interest-bearing notes following the first round of capital financing for the Company.

Recent offerings of securities

None

Valuation

$5,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value of today's video game world economy based upon the intellectual property the Company has developed since inception.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		

Rollup With StartEngine	$0	$7,500
R& D & Production	$1,500	$10,000
Marketing	$8,500	$26,080
Working Capital	$0	$57,000
Total Use of Net Proceeds	$10,000	$100,580

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $107,000, we believe the amount will last us 1 year and plan to use the net proceeds of approximately $105,800 over the course of that time as follows: We would immediatley start the process of hiring a CPA and Attorney to roll up our raise to 1.07 million, we assume the cost of this will be in the realm of $7,500 based on numbers given by Start Engine. We will attribute $10,000 to completion of the online mode of Armed and Gelatinous. We will use 26,080 for general marketing purposes which will include the promotion of our Start Engine campaign. As well as SEO and PPC campaigns for the release of "Armed and Gelatinous". The remaining $57,000 will be used as working capital, this may or may not include travel for events, payment of services of 3rd parties, as well as payments of work to employees of the company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $5,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at this URL http://www.threeflip.com/equity-holders. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Three Flip Studios, Inc

[See attached]

I, Tim Tello, the COO and President of Three Flip Studios, Inc. hereby certify that the financial statements of Three Flip Studios, Inc. and notes thereto for the periods ending December 31, 2017 and December 31, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $155; taxable income of -$18,324 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of February 10, 2018.

______________ (Signature)

COO / President (Title)

2/10/18 (Date)

THREE FLIP STUDIOS

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2017

Three Flip Studios
Index to Financial Statements
(unaudited)

THREE FLIP STUDIOS
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	2016
Assets:		
Current assets:		
Cash and cash equivalents	$ 10	$ 115
Other current assets	146,935	97,327
Total current assets	146,945	97,442
Other assets:		
Security deposit	4,350	-
Total assets	$ 151,295	$ 97,442
Liabilities and equity:		
Current liabilities		
Credit cards	$ 15,032	$ -
Other current liabilities	9,828	-
Total current liabilities	24,859	-
Long-term liabilities	116,210	55,004
Equity:		
Common stock, 10,000,000 shaures authorized, 5,000,000 shares issued and outstanding, net	100	100
Retained earnings	42,338	(25,404)
Net income	(32,212)	67,742
Total equity	10,226	42,438
Total liabilities and equity	$ 151,295	$ 97,442

THREE FLIP STUDIOS
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	2016
Revenues	$ 40,890	$ 84,487
Expenses:		
General and administrative	51,288	14,105
Sales and marketing	2,504	2,313
Research and development	18,899	327
Interest expense	410	-
Total expenses	73,102	16,745
Net income	$ (32,212)	$ 67,742

THREE FLIP STUDIOS
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Common Stock	
	Shares	**Amount**
Inception	100	$ 100
Net income (loss)		(25,404)
December 31, 2015		(25,304)
Net income (loss)		67,742
December 31, 2016		42,438
Net income (loss)		(32,212)
December 31, 2017		$ 10,226

THREE FLIP STUDIOS
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	2016
Operating activities:		
Net income	$ (32,212)	$ 67,742
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Change in amounts due from shareholders'	(49,608)	(80,727)
Change in credit card liability	15,032	-
Change in line of credit	9,828	-
Net cash provided by operating activities	(56,960)	(12,985)
Investing activities:		
Security deposit	(4,350)	-
Net cash provided by investing activities	(4,350)	-
Financing activities:		
Changes in amounts due to shareholders'	61,206	13,050
Net cash provided by financing activities	61,206	13,050
Cash at beginning of period	115	50
Cash at end of period	$ 10	$ 115

1. Nature of Operations

    a. The Company is engaged in the development and sale of independent games for entertainment and education.

2. Summary of Significant Accounting Policies

    a. Basis of Accounting

        i. The financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in the United States, and conform in all material respects with International Accounting Standards (IAS) with regards to the presentation of historical cost financial information.

    b. Use of Estimates

        i. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

    c. Cash and Cash Equivalents

        i. For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

    d. Income Taxes

        i. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

    e. Fair Value of Financial Instruments

        i. The company has determined that the estimated fair value of the financial assets and liabilities do not differ considerably from their book value.

    f. Revenue Recognition

        i. The Company's revenue is derived primarily from the sale of downloaded installs of its games. The revenue is recognized upon notification of paid downloads by third-party distributors. This method is used because it accounts for (a) persuasive evidence that an agreement exists; (b) the service has been performed;

(c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

g. Cash Flows

i. The Statements of Cash Flows are prepared using the indirect method, which reconciles net earnings to cash flow from operating activities. The reconciliation adjustments include the removal of timing differences between the occurrence of operating receipts and payments and their recognition in net earnings. The adjustments also remove cash flows arising from investing and financing activities, which are presented separately from operating activities. Cash flows from foreign currency transactions and operations are translated at an average exchange rate for the period. No non-cash investing or financing activities occurred during the year ended December 31, 2017.

h. Concentration of Credit Risk

i. The Company maintains its cash with major financial institutions located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per depositor, per FDIC-insurance bank. The Company does not maintain balances in excess of the federally insured limits.

3. Trade Receivables

a. Trade accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for trade accounts receivable. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

In 2017, the Company made various payments for expenses on behalf of shareholders totaling $49,608. During the year, all such payments were recorded to trade receivables and deemed collectible.

4. Debt

a. Revolving Line of Credit

i. The Company has a $15,000 revolving line of credit, of which $5,172 was unused at December 31, 2017. Bank advances on the credit line are payable on demand and carry an interest rate of 10.8%. The credit line is secured by substantially all corporate assets and is personally guaranteed by principal shareholders of the corporation.

5. Commitments and Contingencies

a. We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

6. Stockholders' Equity

   a. We have authorized the issuance of 10,000,000 shares of our common stock with par value of $1.00.

   b. The Company has issued 5,000,000 of these shares to the three existing shareholders, which acquired said shares at below par value. The balance of issued and outstanding common stock net of the discount afforded to pre-money valuation shareholders is $100.

   c. No shareholder is required to make any additional capital contributions.

7. Related Party Transactions

   a. The three shareholders of the existing 5,000,000 issued shares have provided and been provided no interest loans with the Company. Of the $146,935 of *other current assets* for the year ended December 31, 217 and $97,327 for the year ended December 31, 2016, $142,585 and $97,327, respectively reflect amounts due from the three existing shareholders. The following reflects the allocation of these amounts owed by each shareholder:

Shareholder	Due From Amount as of December 31, 2017	Due From Amount as of December 31, 2016
Robert Howland	$117,271	$80,727
Timothy Tello	$7,714	$0
Joseph Prusakowski	$17,600	$16,600
Total	$142,585	$97,327

The $116,210 and $55,004 of *long-term liabilities* for the year ended December 31, 2017 and December 31, 2016, respectively, reflect amounts due to the three existing shareholders. The following reflects the allocation of these amounts owed to each shareholder:

Shareholder	Due To Amount as of December 31, 2017	Due To Amount as of December 31, 2016
Robert Howland	$90,463	$46,339
Joseph Prusakowski	$25,747	$8,665
Total	$116,210	$55,004

The above related party transactions currently bear no interest and or corresponding maturity date. It is the intent of management to net these balances together and to convert any remaining balanced owed into interest-bearing notes following the first round of capital financing for the Company.

8. Subsequent Events

   a. During its preparation of these financial statements, management determined that the prior tax returns for the company require amendment as company income was inadvertently reported on the CEO's personal return. These amended returns will be prepared and filed in conjunction with the company's 2017 filings.

b. Management evaluated all activity of the company through February 10, 2018 (the issuance date of the financial statements) and concluded that there no additional subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $1.07M goal

Three Flip Studios

Video Game Development

Small OPO · Burbank, CA · Gaming · Accepting International Investment

Overview

INVESTMENT OPPORTUNITIES

Break Into The Gaming Industry

Invest in Three Flip Studios, Inc.
$1.00/share of Common Stock | When you invest, you are confident, as are we, that the company's future value will exceed **$10M**.

Invest in Three Flip Studios, Inc.
$1.00/share of Common Stock | When you invest, you are confident, as are we, that the company's future value will exceed **$10M**.

$100 Minimum Investment | $10M pre-money valuation

Perks*
$200 — Free download keys for both Influent & Armed and Gelatinous.
$1,500 — Receive an exclusive Armed and Gelatinous Poster and as a special thanks, your name will be added to the game's credits.
$5,000+ — Receive a limited edition autographed skateboard deck from the team as well as a special guest invitation to the Armed and Gelatinous Launch Party in Los Angeles (does not include travel/accommodations).
$10,000+ — Accompany us to E3 2018 as our special guest! Includes access to exclusive industry events and after-parties (does not include travel/accommodations).
**All perks occur after the offering is completed*



This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

Three Flip Studios is a rather unique video game development company located in Los Angeles, California. The company was founded by **Rob Howland** in 2013 while living abroad in Japan, mere months before the successful launch of his critically acclaimed language learning game, *Influent*, at GDC 2014.

Soon after its success, Rob joined forces with **Anthony Prusakowski**, an expert web developer with a strong passion for video games, who took control of the game's online presence. The pair worked together over the course of 4 years promoting it at game expos around the world and shipping 10 new target languages for Influent's growing DLC catalog.

While attending Gamescom 2014, Rob dusted off an old game-jam-winning prototype he'd lovingly named *Armed and Gelatinous* and gave it a fair shot on the show floor. The quirky multiplayer shooter quickly turned heads and resulted in delightful outbursts from large groups of attendees that kept coming back for more day after day. A number of interested publishers and console manufacturers approached the booth inquiring about planned release dates and target platforms making it all too clear what needed to be done. Having been built in only 48 hours, the game had to be completely redesigned from the ground up but due to the immense potential, Three Flip rose to the challenge.

After moving back to San Francisco to be closer to Anthony, Rob went to work, enlisting the help of a multi-talented Bay Area artist, Brandon Jones, to redesign the look and feel of the game. After year or so, Brandon ultimately took on a full-time position at another game company, but left his signature art style imprinted on the game.

Fast-forward to 2017... the company's now-highly-polished game is hand-picked by Microsoft to be featured at the Game Developers Conference in San Francisco. During the event, Rob and Anthony held a tournament in which the winner would receive a limited edition ID@Xbox Skateboard. This attracted the attention of a highly-skilled Business Development professional by the name of **Tim Tello**. Tim entered the competition but wound up in 2nd place and left empty-handed. But as fate would have it, the three were reunited at the airport terminal on the same flight back to Los Angeles. They all got to talking and the rest is history...


THREE FLIP TODAY

Today, Three Flip Studios has grown into its own office space based at WeWork in Burbank, CA, Media Capital of the World. This move was a big step up from working from home and out of various shared indie development spaces such as Sandbox Suites, Double-Fine Productions, and the Gamenest in San Francisco. Having our own office has enabled us to start building a better foundation for our company in which everything that happens revolves around what we're working on. We've strengthened our focus and doubled-down on our ambitions of integrating Influent into classrooms around the world and bringing Armed and Gelatinous to the online gaming community at large, both of which are actually beginning to come to fruition.

Our company's mission statement says a lot about who we are and what we do. "At Three Flip, we aim to create games that offer players worthwhile experiences that carry over into their everyday lives." The true meaning behind this has to do with our overall goal of creating value in playing our games. Generally speaking, video games are often considered to be a waste of one's time. While that's certainly a debatable topic for any game, we want our games to be perceived as quite the opposite, where players find real-world value in spending their time playing them. Our slogan, "In games we trust," is tantamount to our commitment to quality


BACKED BY INDUSTRY TALENT





Chris Cross

>BOARD OF DIRECTORS MEMBER – Skunkwerks Kinetic
>CREATIVE DIRECTOR – Nexon
>SENIOR GAME DIRECTOR
>CREATIVE DIRECTOR – THQ
>GAME DESIGN DIRECTOR – EA
>LEAD GAME DESIGNER – DreamWorks Interactive
>QA TESTER – Blizzard Entertainment

Dennis Crow

>SENIOR PRODUCER – Cloud Imperium
>SENIOR PRODUCTION MANAGER – Rockstar
>PRODUCER – Blizzard Entertainment
>ASSOCIATE PRODUCER – THQ
>QA TESTER – Activision

We are very fortunate to have close relationships with several experienced industry veterans here in Los Angeles, most notably Chris Cross and Dennis Crow. As further detailed in their respective profiles, Chris was a Lead Designer on the Medal Of Honor series and Dennis was a Senior Producer on the Grand Theft Auto series. We meet with regularly and advising us as we grow and make steps toward our goals of growing our company, primarily in regard to getting Armed and Gelatinous online and integrating Influent into schools.

INDUSTRY GROWTH

To dive into some of the real numbers here, we've gathered reports from a 2017 Global Gaming Market Report conducted by NewZoo. As seen here, the North American video game market is worth $27 billion. This market is easily captured through traditional means of marketing as well as utilizing social media. We also intend to use our close connections to various influencers and their audiences to create rapid growth for our titles. Here are some facts on the merits of Influencer Marketing

- 70 percent of teenage YouTube subscribers trust influencer opinions over traditional celebrities.
- 71 percent of consumers are more likely to make a purchase based on a social media reference.
- On average, businesses generate $6.50 for every $1 invested in influencer marketing.
- 11X Higher ROI – Then Traditional forms of advertising annually.
- Purchase intent is increased by 5.2X.
- 2X impressions post campaign.
- $285 in incremental sales per 1,000 impressions


NAM
2017 GAME REVENUES
TOP COUNTRIES BASED ON GAME REVENUES
$27.0Bn
2017 Revenues Generated in NAM
+4.0%
$25.1Bn
U.S.
$1.9Bn
Canada
24.8%
Share of 2017 Global Revenues
363,100,000
Population
294,631,000
Online Population
180,481,000
Gamers
THREE FLIP
STUDIOS

Statistics Provided By New Zoo


2017 GLOBAL GAMES MARKET
PER DEVICE & SEGMENT WITH YEAR-ON-YEAR GROWTH RATES
MOBILE
$46.1Bn
PC
$29.4Bn
$10.8Bn
$35.3Bn
$4.5Bn
$24.8Bn
CONSOLE
$33.5Bn
2017 TOTAL
$108.9Bn
+7.8%
THREE FLIP
STUDIOS
In 2017, mobile games will generate
$46.1Bn
or 42% of the global market.
Influent
ARMED AND GELATINOUS

Statistics Provided By New Zoo

Influent will see its first ever mobile port in 2018. This leads way to the capture of 42% of the global market. With some recently added handy new features and updated User Interface including both traditional and simplified Chinese, the doors to this $46.1 billion dollar marketplace are now open.

- Total revenue grew to $108.9 billion USD in 2017, a 16% increase from 2015.
- The North American and European markets saw mobile smartphone gaming activity at 52% and 50% of the global market respectively.
- In the Asia Pacific market alone, 71% of Internet users played a mobile smartphone game in 2016.
- 90% of Google Play Store revenues were attributed to mobile gaming apps.
- Most in-app purchases worldwide generated $7 USD per buyer per month.


2016-2020 GLOBAL GAMES MARKET
FORECAST PER SEGMENT TOWARD 2020
THREE FLIP STUDIOS
ARMED AND GELATINOUS
Boxed/Downloaded PC
Browser PC
Console
Tablet
Smartphone
$101.1Bn
25%
5%
32%
10%
29%
MOBILE $38.6 Bn
$108.9Bn
23%
4%
31%
10%
32%
MOBILE $46.1 Bn
$115.8Bn
21%
4%
30%
10%
35%
MOBILE $52.7 Bn
$122.7Bn
20%
3%
28%
10%
38%
MOBILE $59.2 Bn
$128.5Bn
19%
3%
28%
10%
40%
MOBILE $64.9 Bn
©2017 Newzoo
2016
2017
2018
2019
2020
Source: ©Newzoo | Q2 2017 Update | Global Games Market Report
newzoo.com/globalgamesreport

With the gaming market on a steady incline year over year, we have positioned ourselves to grow along with the industry. With the upcoming release of Armed and Gelatinous in early 2018, we will be able to hit early adopters of the Xbox One X. This will directly fund the production and further development cycle of Influent. New features for Influent are in high demand with the community clamoring for more environments, more words, grammar instruction, and common phrases. We plan to use this growth to cater to the desire of our player base and fans alike. Not to mention, we have plans to introduce the world to the first mobile version of Influent, allowing players to practice their language learning skills anywhere, anytime.


OUR GAMES


In·fluent
Language Learning Game

Influent is currently available on the market today, supporting 18 different foreign languages as DLC. With over 200,000 sales on Steam and The Humble Store, Influent has made a rather decent name for itself in the language learning community at large. Furthermore, as one of the only language learning video games available on Steam and Humble, Influent has enjoyed a fair amount of exposure in this rather niche market. We very much look forward to continuing on with development and taking the player to new environments.

Armed and Gelatinous is a fun, fast-paced, online multi-player space shooter coming soon to Xbox One, PlayStation 4, and Steam. Suitable for all ages, players can take on their friends and family in epic battles of blob warfare using weapons cast away by Earth's future generations only to be intercepted by an alien race made up of curious gelatinous goo that can retain its shape even after being blasted to pieces by weapons of war. The game is currently approaching 4 years of development and is on track to launch early 2018.


ARMED AND GELATINOUS
XBOX ONE
PS4


In·fluent
Language Learning Game


In·fluent
Language Learning Game

Description

Focusing primarily on vocabulary acquisition and proper pronunciation, Influent is a fresh take on learning a new language through exploring a fully interactive 3D environment in which absolutely everything can be selected, studied, and learned.

Influent manages to incorporate both Adjectives and Verbs as well by attaching them to the nouns they are associated with such as Red/Apple or Eat/Sandwich. In this way, players become able to easily recall these words by association.


2013-2020 CHINESE GAMES MARKET
REVENUES PER SEGMENT 2013-2020
In·fluent
Language Learning Game
Mobile
Other
$13.8Bn
$18.0Bn
$21.2Bn
$24.6Bn
$27.5Bn
$29.9Bn
$32.0Bn
$33.7Bn
83%
75%
67%
54%
47%
42%
39%
37%
17%
25%
33%
46%
53%
58%
61%
63%
$2.3
$4.5
$7.1
$11.2
$14.6
$17.2
$19.5
$21.3
2013
2014
2015
2016
2017
2018
2019
2020
你好

Statistics Provided By New Zoo

History

Influent was originally developed as part of a research project funded by the Japanese Government at the Entertainment Computing Laboratory at the University of Tsukuba in Japan. Research funding was provided by the Monbukagakusho (MEXT), aka the Ministry of Education, Culture, Sports, Science, and Technology. Upon completion of the research term, further funding from a highly successful Kickstarter Campaign aided in Influent's completion.

Influent was quickly Greenlit on Steam in January 2014 and released worldwide in March soon after as the first language learning video game on Steam to overnight success (the graph below highlights the game's first 3 days of sales). In its first week, Influent made over **$150,000** on Steam's platform alone.

Although initially developed for learning Japanese and English, Influent was updated to support the release of additional languages as Downloadable Content (DLC). To date, Influent now facilitates the learning of vocabulary and pronunciation in 18 different languages and has also been localized into 15 different languages, allowing people all across the globe to use the game.

Future

We have our sights set on developing future episodic installments for Influent with heaps of new features. By working with professional linguists, we hope to help facilitate the learning of common phrases, sentence structure, and conjugation in upcoming releases. We also look forward to designing and building new locations for Influent after seeking out a talented 3D artist to join the team.

Additionally, we hope to be able to introduce a touch-based mobile version of Influent to the world. Language learning is an ongoing process that takes hours and hours of study. What better way to learn than have Influent on the go!? There have been plans for a mobile version on the back-burner for a little while now but with the help of further investment here on StartEngine it could become a reality.


Sales during 3/19/2014 to 3/23/2014

	3/19/2014 to 3/23/2014	Daily average during period	Change vs. custom period	2/14/1982 to 12/31/1999	Daily average, custom period
Total revenue	$124,338	$24,868		$0	$0
Steam revenue +	$124,338	$24,868		$0	$0
In-game sales	$0	$0		$0	$0
Total units	15,591	3,118		0	0
Steam units +	15,199	3,040		0	0
Retail activations	392			0	
Wishlists	30,892	6,178		0	0

Robert Howland Steam revenue - 3/19/2014 to 3/23/2014
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Mar 19
Mar 20
Mar 21
Mar 22
Mar 23










ARMED AND GELATINOUS

Description


ARMED AND
GELATINOUS

Armed and Gelatinous pits players against their friends in quick rounds of fast-paced couch-competitive multi-player blob warfare! Control one of four gelatinous blobs in the far reaches of space, picking up weapon-filled crates jettisoned from future generations of a more peaceful Earth. With each weapon absorbed, the bigger (and slower) each blob's gelatinous body becomes! Matches can be customized by changing the game mode to either stock, timed, or death match as well as selecting specific weapons and items for the match! Furthermore, a number of fun mini-games such as Soccer and Dodgeball allow for more variety in the gameplay, making for a perfect party game!

History


PRESIDENTS
OF EARTH

Armed and Gelatinous was first developed as part of the (Fab) 48 Hour Game Making Challenge 2013, hosted by the Queensland University of Technology in Brisbane, Australia. Thirty teams of six developers were given two days and three words to work with: **Growth, Arms, and Sticky**. Armed and Gelatinous managed to take the win in its category but the game-jam team scattered across the globe, focusing instead on various other projects. Fearing the prototype would be forgotten forever, Rob pulled it from the ashes and completely redeveloped it from the ground up, even hiring on a full-time artist to redesign the entire look and feel of the game. To date, Three Flip Studios has put nearly 4 years of development into this unique competitive multiplayer game, taking it to a number of expos all around the world.

Microsoft's ID@Xbox division discovered the game at PAX Australia in 2014 and has been very supportive in helping to promote it as well, featuring the game prominently at their booth during the 2017 Game Developer's Conference in San Francisco.

Future

Flash forward to today, Armed and Gelatinous is slated for release on Xbox One, PlayStation 4, and Steam in early 2018 and is currently in the process of undergoing development of a robust online multiplayer component. We feel that Armed and Gelatinous will see far better success overall given the current online gaming landscape. Games such as Rocket League have lead the way in terms of what we're trying to accomplish and we are already on track to incorporate online multiplayer functionality thanks to our partnership with Octopus Games, who have been hard at work over the past few months to make our dream a reality.


BLOB BATTLE
Take control of your favorite blob and engage the enemy Equipped with a wide aresenal of destruction, obliterating your opponents should be easy. Be wary of underestimating the competition! Overconfidence breeds more space grabs. More space grabs breeds gelationus growth. Gelatinous growth breeds indolence. In the end, you'll be left with one thing only: the God forsaken derpy face. Strategy and mobility are key to dominating the arena in this bullet-hell shooter.


MINI GAMES
Aside from arena combat, Armed and Gelationous boasts a wide array of minigames. Gather a squad and take your ball skills to the pitch in Blob Soccer, or maybe you're in the mood for our dodgeball mode, Blobardment. Always full of things to do, Armed and Gelatinous provides gamers with a vast library of games modes to keep the overal experience fresh and exciting.


ONLINE BATTLES
Need a break from couch-comp and feel like you can hold your own against the world? Play Armed and Gelatinous online and showcase your skills and fluidity when it comes to bullet-hell combat in space!









Gameplay Features

- Online Multiplayer Antics
- Bullet Hell Playground
- Couch Competitive Fun
- Minigame Party
- Gargantuan Gelatinous Growth
- Dash Steal Weapons
- Absorb All Armaments
- PowerUp PowerPlay
- Diverse Galaxy Arenas
- Retro Arcade Throwback

The Problem

Indie developers are looking for publishing, marketing, development, and porting services. Traditional publishing companies today only publish AAA games that typically come thru an agent. This causes high cost of revenue share for indie developers. That could get as high as 60-70% of all game revenue. Indie developers need a new option that gives the power to broadcast their games without leveraging their revenue. In recent years we have seen a rise in availability of self publishing from companies like Valve. The problem that remains is that it is the sole available platform for most indie developers. Valve the creators of the Steam Platform is worth 4 billion dollars (according to Forbes). They make profit based on 30% of a games revenue. We have identified the need to port and market indie developed games to other platforms. These would include PS4, Xbox 1, Nintendo, Steam, IOS, Android, and Facebook. The games industry is valued at 115.8 billion dollars annually, with an avg of 6.2% growth per year (according to NewZoo). It is clear that if indie games could be ported and published they would have the opportunity to make 20-80% more than if they where on more than one platform.

Our Solution

We have gathered a team of industry leaders who believe in indie developers and will work with them to solve the issue. We have built a indie publishing arm that has the abilities to provide all the services they may need in order to port, market, and complete development. Chris Cross and Dennis Crow are both senior producers with years of talent and accomplishments. Some of those being Medal of Honor, Grand Theft Auto, and World of Warcraft. All multi billion dollar Ip's. We will use our teams talents and know how to build a reputable game and marketing strategy to maximize the potential of the games prowess in the marketplace.


Full Service
We'll be with you every step of the way and that includes providing special assistance ramping up for your game's release, on your game's release day, and the months following.
20-25%
QA/Testing
6%
Our partners are able to take on the testing process professionally to help find those nasty little bugs hiding deep within your code to ensure your game ships without game-breaking issues.
Localization
6%
Opening your game up to the global market by translating it into 10+ foreign languages will help you garner a greater appreciation of your game and a much larger player base worldwide.
Monetization
6-8%
Cost benefit analysis of further development on your game's infrastructure to open doors to downloadable content, episodic releases, or in-game currencies.
Platform Porting
6-8%
We have existing relationships with many console manufacturers and are able to assist with porting your game to your desired target platforms.
Development
6-12%
Able to assist with features still in the pipeline and any other development roadblocks between now and your game's release.
Art Support
6-12%
3D modeling, 2D art, UI/UX, level design, animation assistance to bring your game to completion.
Marketing
6-12%
Specialized attention to social media community building and engagement as well as website development and SEO to help maximize your game's overall online presence.

Market Size

Our market is indie developers who do not have the know how or the connections to be published by large scale AAA publishers. According to our research 4200 games where released on steam this year by indie developers. This leaves a huge untapped market to build momentum.

Competition

There are numerous major publishers of AAA games in the industry now. However, they do not focus on indie developers. Instead they only work with big budget builds. There is no sole indie developer in the industry at this time. We have made partnerships and connections with others whom help indie game developers. Such as Limited Run, Steam, and ID@Xbox.

Our Advantage

We offer a full sweep of development. We can assist in all facets of game creation, publishing, and marketing. By offering a unique plethora of combinations, we are enticing to indie developers. We utilize our publishing pyramid to be transparent. This builds trust with developers and allows them to see the advantages of working with us first hand. Being indie developers in our beginnings has taught us many things. We have been able to grow over the last 5 years and make connections all over the world. We have the ability to take them and introduce them to companies that before seemed completely out of reach.



2016-2020 GLOBAL GAMES MARKET
FORECAST PER SEGMENT TOWARD 2020
newzoo
TOTAL MARKET
+6.2%
CAGR 2016-2020
$101.1Bn
$108.9Bn
$115.8Bn
$122.7Bn
$128.5Bn
2016
2017
2018
2019
2020
newzoo



THREE FLIP
5.2X
1.7B
11X HIGHER ROI
$285
2X

Statistics Provided By Velocenetwork

PERKS & SUPPORT



INSPIRING
NEW WORLDS



$200.00+
A FREE KEY TO DOWNLOAD BOTH OF OUR GAMES.
ARMED AND GELATINOUS
In•fluent Language Learning Game
$1,500.00+
RECEIVE A ARMED AND GELATINOUS POSTER AND SPECIAL THANKS CREDIT ON GAME
+
PREVIOUS PERK
$5,000.00+
RECEIVE AN AUTOGRAPHED SKATEBOARD DECK FROM THE TEAM AND INVITE TO LAUNCH PARTY FOR ARMED AND GELATINOUS
+
PREVIOUS PERKS
$10,000.00+
YOU WILL ACCOMPANY US TO E3 2018 AS OUR SPECIAL GUEST
+
PREVIOUS PERKS
E3 2018
*ALL PERKS OCCUR AFTER THE OFFERING IS COMPLETED.

PARTNERS

INFLUENCERS

These are just a few of the many awesome influencers and communities have provided in-depth reviews of Influent to their respective audiences on their various platforms, helping it reach thousands of players worldwide. We believe that influencer support is a crucial element when it comes to discoverability in today's crowded video game marketplace. Have a


SJIN

Sjindie Games|Influent


TOFUGU

Tofugu Plays Influent


DAVE
CAD

Learning Finnish | Influent


MISS
PINGUINA

SEI FALAR JAPONÊS? | Influent


EXTRA
CREDITS

Welcome to Extra Credits EDU: A Resource for Educational Games on Steam!


WORTH
A BUY
WORTH A BUY?

Influent Review | Worth a Buy?

2013

$30k Kickstarter

Influent raises over 200% of its crowd funding goal on Kickstarter

2014

Influent Launch

Influent releases on both Steam and Humble at GDC 2014 to overnight success

2014

Expo Tour 2014

Armed and Gelatinous debuts along with Influent at Gamescom 2014 & PAX Aus 2014

2014

Partnerships & DevKits

Accounts established with major distribution platforms (Microsoft, Sony, Nintendo, Steam, and Humble Bundle)

2015

Expo Tour 2015

Armed and Gelatinous makes its US debut at GDC, is selected for The MIX at E3, and returns to PAX Aus

2016

TeacherGaming

Partnership with Teacher Gaming begins to help bring Influent to classrooms around the world

2016

Influent Milestone

Influent hits 200k sales since launching in 2014

2017

Office Space

Three Flip Studios moves into its own dedicated office in Burbank, CA

2017

Octopus Games

Partnership with Octopus Games to develop online multiplayer for Armed and Gelatinous

2018

Start Engine Campaign

Our Start Engine begins with you and other new investors excited to build the future of gaming

2018

Armed and Gelatinous

The scheduled release date of Armed and Gelatinous on Xbox One, PlayStation 4, and Steam (Anticipated)

2019

Future of Three Flip

Three Flip steps into the role of indie publisher, helping other indie developers reach their potential via marketing and sales (Anticipated)

In the Press

SHOW MORE

Meet Our Team











Rob Howland

Chief Executive Officer / Director

Rob is a lifelong video game fanatic with 10 years in the game industry, having worked at such companies as Bandai Namco Entertainment America and Poppin Games Japan. After earning his Bachelor of Science in Game Art & Design, Rob went on to receive a significant grant from the Japanese Government to conduct research into gamification at the University of Tsukuba's Entertainment Computing Laboratory. This ultimately led to the development of Influent, a critically acclaimed language learning video game that has succeeded in selling over 200k units. Rob has a deep understanding of games that includes production, design, development, monetization, and much more. Rob's Work Experience - Three Flip Studios CEO 2/14- Present The Mint - Brand Manager 8/13 - Present Poppin Games Japan - Producer 7/12 - 2/13 Rate My Skate - Director/ Content Designer 4/09 - 8/12 University of Tsukuba - Research Student 4/10 - 7/12 Namco Bandai Games America QA Tester 1/10 - 3/10

Tim Tello

Chief Operating Officer / President / Director

Tim is an accomplished sales professional who is quickly gaining recognition in the video game industry as one of the best in business development. With a Bachelor of Science in Marketing Management, Tim brings his deep knowledge of sales and marketing to the table. Previously a Consultant for both Halliburton and Baker Hughes, Tim left the Oil Industry in 2015 due to the deflation of eroding gas prices to pursue a career in the booming video game marketplace. Tim has had the privilege to work with some of the biggest companies in the game industry including Sony, EA, King, 505, and many more. Tim's Work Experience - Three Flip Studios - COO & President 5/17 - Present Sugar Glazed Games - Co Founder 7/16 - Present Octopus Games - Head of Us Business Development 5/17 - Present Aqua Melon Marketing - VP of Business Development 1/16 - 12/17 GTL Media - Business Development Executive 1/16 - 5/17 Game Scribes - Business Development Manager 1/16 - 5/17 Baker Hughes - Consultant Upstream Process 7/12 - 10/15 Halliburton - Service Supervisor Upstream Process 4/09 - 06/12

Joseph Prusakowski

Chief Technology Officer / Director

Joseph spent many years in the San Francisco web industry where he specialized in both front-end and back-end web design and development. A true expert in his field, Anthony holds two degrees in Interactive Media Design concentrating on both user experience and web programming languages. Joseph signed on during Influent's launch at GDC 2014 as Three Flip's Web Guru and has been with the company ever since. Along with his unique skill set, he brings his overly passionate love for all things nerdy, geeky, and above all, video games. Joseph's Work Experience - Three Flip Studios - CTO 1/14 - Present The Mint - Web Developer 1/14- Present Aqua Melon - Web Developer 4/17 - 4/17 Circle Click - Lead Developer 3/12 -5/13 Digicoal - Senior Web Developer 12/10 - 7/12 Circle Click Media - Jr. Web Developer 10/09 - 10/10



Chris Cross

Development Advisor

Chris is an industry legend dating back to the days of Diablo, having lead development teams at a number of AAA studios including Blizzard Entertainment, THQ, EA, and DreamWorks Interactive. He is most known for his roles as Lead Designer and Design Director on the Medal of Honor series.



Dennis Crow

Production Advisor

Dennis is a driving force in the industry, known for his roles as Senior Producer at such AAA companies as Cloud Imperium, Rockstar Games, and Blizzard Entertainment. Over the years, Dennis has helped these companies build games, online platforms, and VR experiences loved by millions of players around the world.



Mark Caplan

Business Advisor

Mark is a highly experienced business executive dealing primarily with licensing of content for games and other interactive media. As a Principal Consultant at BD Labs and having served as Senior VP of Global Consumer Products at Sony Pictures, Mark has a deep understanding of the entertainment industry at large.



Santi

Videographer

Traveler, photographer, videographer, and media production professional with 10+ experience with various media content creation. Bilingual and well versed in social media management across multiple platforms.

Offering Summary

Maximum 107,000* shares of common stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 10,000 shares of common stock ($10,000)

Company	Three Flip Studios, Inc
Corporate Address	3900 W Alameda Ave #1200 Burbank, CA 91505
Description of Business	Three Flip Studios is a video game development company. With 1 published game to date and a second game coming in Q1 2018.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.00 per Share
Minimum Investment Amount (per investor)	$100.00

Perks*

$200.00+ A free key to download both of our games.

$1,500.00+ Same as above + Receive a Armed and Gelatinous poster and special thanks credit on game.

$5,000.00+ Same as above + Receive and autographed skateboard deck from the team and invite to launch party for Armed and Gelatinous.

$10,000.00+ Same as above + You will accompany us to E3 2018 as our special guest.

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Three Flip Studios, Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $5,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Disclaimer

VIDEO TRANSCRIPT (Exhibit D)

Video 1 and Video 2 (Company background)

Established in 2013, Three Flip Studios is an independent game development company located in Burbank, California.

At Three Flip, we develop games with unique mechanics that offer players truly worthwhile experiences that carry over into their everyday lives.

Influent, our first commercial release, launched on both Steam and the Humble Store in 2014 to critical acclaim.

"It's a completely different language learning experience to anything I've done before, it's great!"

Influent is a 3D language learning game that teaches vocabulary and pronunciation and is currently available in 18 different languages.

Thanks, in part, to a generous grant from the Japanese Government, Influent was initially developed as part of a research project at the University of Tsukuba's Entertainment Computing Lab outside of Tokyo.

After raising over 200% of its crowdfunding campaign goal on Kickstarter, Influent was brought to market and has since sold over 200,000 copies.

We are also working with a company based in Finland, called Teacher Gaming, who brought their educational version of Minecraft to more than 15,000 schools in over 45 countries.

They've been hard at work developing a special Learning Analytics Platform (LAP), that we've recently implemented into Influent, that allows teachers to track student progress as they play.

Together, we hope to bring Influent to classrooms all across the globe.

Armed and Gelatinous, our second commercial release, is a fast-paced online multiplayer space-shooter coming to Xbox One, PlayStation 4, and Steam in 2018.

Suitable for all ages, this couch-competitive party game pays homage to multiplayer games of yesteryear like GoldenEye and Mario Kart, pitting friends and family against one another.

From epic space battles to the ruthless dodgeball arena, Armed and Gelatinous offers a wide variety of game modes to choose from, providing a little something for everyone.

The game was selected by Microsoft's ID@Xbox division to be exhibited at the 2017 Game Developers Conference in San Francisco, where it found many fans amongst the crowd and was met with praise and admiration.

Armed and Gelatinous Online allows friends to team up and take on challengers across the world to fight for their rightful place atop the Leaderboard.

In addition, we have future plans for downloadable content that will allow players to customize their blobs with silly hats and accessories.

We're very excited for the game's upcoming release given the current state of the Video Game Industry.

A 2013 study conducted by SpilGames reported there are approximately 1.2 billion gamers worldwide.

Furthermore, a NewZoo Global Games Report revealed that the industry as a whole generated $101 billion in 2016.

Increasing at a rate of 7.8% year over year, that number is expected to grow to $109 billion by the end of 2017, reaching $129 billion by 2020.

We're glad you're here and we hope that you will take this opportunity to join us on this profitable journey.

In games we trust.

Video 3 (Armed And Gelatinous Cinematic Trailer)

Today marks a new epic of our civilization the warfare which defines our collective history is now in the past. Weapons which they where fought are no longer needed. With a push of this button, let us release them into the universe. Where they can do no harm. heeh.

Video 4 (Influent Cinematic Trailer)

Hey Fire Starter, my name is Andrew Cross and I am a independent inventor. Recently I developed an awesome hand held language learning device known as the "Sanjigenjiten". I brought my prototype to a major technology corporation and things where really taking off. That is until somebody stole it. Uh ummm That's OK cause I am here to prove that the "Sanjigenjiten" is my invention, and I need your help. Over the course of this campaign. I will demonstrate the effectiveness of my device and to do so, I hereby vow; I will learn 100 words; wait make that 200; No, 300 words in a foreign language. Don't you make me go to 4. As I learn you can follow me right here on Fire Starter. Join me as I learn my first few words right now. My device can scan real world object using state of the art technology. That only I understand. It can then determine the name of that object and teach anyone how to say it in any language. But more importantly, my device even saves vocab lists. Allowing those seeking mastery of a language to challenge themselves. If we manage to raise enough to cover all of the lawyer fees. As a stretch goal, Ill even develop a remote control space ship that works in conjunction with the device. It will have a sweet paint job and ion engines and lazer cannons. Yea! As I was saying, I am confident that the "Sanjigenjiten" will change the world as we know it. I hope your with me.

Video 5 (Armed and Gelatinous Game Play Trailer)

A video that shows how the game is played and a few of the playable modes with in the game.

Video 6 (E3 Hype Video)

Hey guys Avtar here I am sure a lot of you watching this have wondered what it is like to be in the Gaming Industry I know I did. So you can check the dates below to see how you can join us for E3 2018. Its gonna be a hell of a lot of fun.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.